

Jacob Vogel · 3rd

CEO at Bennington

Elkhart, Indiana · 500+ connections · **Contact info**

Bennington

 **The University of Ch Booth School of Bus**

Experience

CEO
Bennington
2009 – Present · 11 yrs



Associate
Brown Gibbons Lang & Company
2008 – 2009 · 1 yr

Associate Intern
New Trier Partners
Apr 2008 – Jul 2008 · 4 mos

Associate Intern
RSM EquiCo
Aug 2007 – Jan 2008 · 6 mos

Manager
Accenture
Jun 2001 – Mar 2007 · 5 yrs 10 mos

Projects included:
- Canadian National Railway (CN Rail)
- NASA
- Johnson Controls (JCI)

...see mor

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Education



The University of Chicago Booth School of Business
MBA, Finance, Marketing, Entrepreneurship, Strategy
2006 – 2008



Indiana University - Kelley School of Business
BS, 1. Business Process Management; 2. Computer Information Systems; 3. Production Operations Management
1997 – 2001
Activities and Societies: Delta Sigma Pi



Indiana University Bloomington
BS, 1. Business Process Management; 2. Computer Information Systems; 3. Production Operations Management
1997 – 2001

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Skills & Endorsements

Strategic Planning · 65

 Endorsed by **MaryKate Wood and 3 others who are highly skilled at this**

〉 Endorsed by **2 of Jacob's colleagues at Accenture**

Mergers & Acquisitions · 49

Endorsed by **Bill Rottschaefer, who is highly skilled at this**

〉 Endorsed by **2 of Jacob's colleagues at Accenture**

Financial Modeling · 47

〉 Endorsed by **2 of Jacob's colleagues at Accenture**

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